UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2010
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑       Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐       No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date December 3, 2010	By	/s/ Tony Suwarjo (Signature)
Tony Suwarjo
Acting VP Investor Relations

PRESS RELEASE
No.TEL.294/PR000/COP-A00700000/2010
INTERIM DIVIDEND FOR THE YEAR 2010
Jakarta, December 3, 2010 It is hereby announced to all shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (hereinafter referred to as “the Company”), that the Board of Directors through its Circular dated December 1, 2010, approved and decided to distribute an interim dividend for the financial year 2010 in the amount of Rp.526,157,112,865 (five hundred twenty six billion, one hundred fivty seven million, one hundred and twelve thousand, eight hundred and sixty five Rupiah) or Rp. 26.75 (twenty six point seventy five Rupiah) per share to its registered shareholders.
The distribution of the interim dividend is based on the Company’s Financial Statements for the period ended on September 30, 2010 (Q3-2010). This Interim Dividen for year 2010 will be accounted for in determining the amount of final dividend set during the next Annual General Meeting of Shareholders. The Company hereby announces the schedules and procedures of the distribution of the interim cash dividend for the financial year of 2010 as follows:
A.	SCHEDULE

Date
Recording Date	December 28, 2010
Cum Dividend
- Regular and Negotiation Market	December 22, 2009
- Cash Market	December 28, 2009
Ex Dividend
- Regular and Negotiation Market	December 23, 2009
- Cash Market	December 29, 2009
Payment Date	January 11, 2011
B.	PROCEDURES FOR THE DISTRIBUTION OF DIVIDEND
1.
The eligible shareholders are shareholders registered in the Company’s Shareholders Registry (Recording Date) on December 28, 2010 at 16.00 Western Indonesian Time (WIB), or at Kustodian Sentral Efek Indonesia (KSEI) securities account at the close of trading on December 28, 2010.

2.
For the American Depository Shareholders, the New York Stock Exchange regulations shall apply, and the interim dividend will be paid through the Custodian Bank appointed by the Bank of New York in accordance with the numbers registered at the record date at the Stock Administration Bureau (SAB) and KSEI on December 28, 2010

3.
For shareholders whose shares are registered with KSEI, the payment of the interim dividend will be conducted through KSEI and will be distributed to the respective securities account or custodian bank on January 11, 2011. The payment receipt will be provided by KSEI to the respective securities company or the bank of the securities company or Custodian Bank where the shareholders open their accounts.

4.	For shareholders whose shares are not registered with KSEI, the Company will send a Notice of Dividend Payment (SPPD) to the shareholders’ address.

a.
Interim Dividends can be withdrawn at the nearest Bank Negara Indonesia (BNI) branches in Indonesia. The Shareholders should bring along valid original Identity Cards, or if a proxy represents a shareholder, the proxy should bring along a Power of Attorney (“POA”) along with the valid original Identity Card of both the POA Grantor and the POA Grantee.

b.	The interim dividend can only be transferred to the Shareholder’s bank account if:
•	The amount of Interim Dividends received by the shareholder is at least Rp.500,000, and
•
The shareholders must inform their bank account numbers correctly and notify the account number to PT DATINDO ENTRYCOM, Puri Datindo — Wisma Sudirman, Jl. Jend. Sudirman Kav. 34, Jakarta 10220 before December 28, 2010.

5.	Tax shall be imposed in accordance with the applicable Indonesian tax regulations. The amount of tax shall be deducted from the amount of dividend interim received by each shareholders.
6.
For shareholders considered as on shoe Tax Payer in the form of entity, they should register their tax register number (Nomor Pokok Wajib Pajak/ NPWP) to KSEI or the Company’s Registrar PT Datindo Entrycom, Puri Datindo — Puri Datindo — Wisma Sudirman, Jl. Jend. Sudirman Kav. 34, Jakarta 10220 at the latest on December 28, 2010 at 16.00 WIB. If as of the said date KSEI or the Company Registrar has not received the NPWP, the Cash Dividend will be subject to article 23 withholding tax at the rate of 30%.

7.
For shareholders considered as offshore Tax payer which will use the Tax Treaty under the Agreement on the Prevention of the Imposition of Dual Taxes (P3B) it has to comply with article 26 of law No.36 Year 2008 regarding Income Tax and must submit its copy of the form DGT-1 and DGT-2 that has been legalized by the Indonesian Tax Service Office for Go Public to KSEI or Company registrar at the latest on December 28, 2010 at 16.00 WIB. If as the said date, KSEI or the Company Registrar has not received the form DGT-1 and DGT-2, the Cash Dividend will be subject to article 26 withholding tax at the rate of 20%.

8.
Evidence of Dividend Tax Deduction for shareholders whose shares are registered with KSEI, are available at Securities Companies and/or Custodian Banks at which it opens its account, and for shareholders whose shares are not registered with KSEI are available at the Company’s Registrar, starting January 28, 2011.

TONY SUWARJO
Acting VP Investor Relations/Corporate Secretary
For further information please contact:

Investor Relations
PT Telekomunikasi Indonesia, Tbk.
Telp	:	62-21-5215109
Fax	:	62-21-5220500
E-mail	:	investor@telkom.co.id
Website	:	www.telkom.co.id